UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 7, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 7, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer

RESULTS PRESENTATION
3RD QTR2022



5G

TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

TIM

DISCLAIMER

This presentation **contains declarations that constitute forward-looking statements** regarding the intent, belief or current expectations of value creation, customer base dynamics, estimates regarding future financial results and other aspects of the activities.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward-looking statements, those do not represent necessarily a formal guidance.

Such **forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected** as a result of various factors.

Financial figures are presented considering impacts from IFRS 16 adoption, unless otherwise indicated. Normalized numbers in this presentation are adjusted by the effects described in footnotes.

(1) Operating costs normalized by: expenses with the price adjustment from the sale of control of I-Systems (+R$ 14.6 million in 3Q22), expenses with specialized legal and administrative services (+R$ 8.6 million in 3Q22, +R$ 50.3 million in 2Q22, +R$ 8.4 million in 1Q22, +R$ 7.7 million in 3Q21 and +R$ 13.7 million in 2Q21), expenses with consulting services within the scope of the migration project of clients arriving from Oi (+R$ 15.4 million in 3Q22) and payroll expenses (+R$ 11.8 million in 1Q22), also related to the acquisition of Oi's mobile assets. Net Income normalized by: tax credit and other effects (-R$ 13.1 million in 3Q22, -R$ 17.1 million in 2Q22, -R$ 6.9 million in 1Q22, -R$ 526.8 million in 3Q21 and -R$ 4.6 million in 2Q21).

SNAPSHOT OF THE QUARTER

STRONG NUMBERS IN ALL LINES RESULTING IN A SOLID PROFITABILITY

+24.4%
Net Revenue YoY Growth in 3Q22

+24.5%
EBITDA[1] YoY Growth in 3Q22

48.1%
EBITDA Margin[1] in 3Q22

+24.9%
EBITDA[1] – Capex YoY Growth in 9M22

25.2%
EBITDA[1] - Capex/ Net Revenue in 9M22

R$945 mln
of IOC announced in 9M22

LEADER IN 5G COVERAGE IN KEY MARKETS AND M&A INTEGRATION ON TRACK

Ahead in 5G

- 2x ahead of competition in number of towers, focusing on key markets for TIM (Rio, São Paulo and Curitiba).

Oi integration

- Roaming like phase completed;
- Frequency availability and infrastructure integration as expected;
- 100% of the cities using acquired spectrum from Oi;
- 2.5 million customers migrated.

A QUARTER MARKED BY ESG ACCOMPLISHMENTS

- Most diverse and inclusive telecom operator in the world for the second year in a row in **Refinitiv D&I Index**
- Certified and awarded as a **Great Place to Work**
- Awarded with ***Reclame Aqui* RA 1000** certificate as excellent in customer services
- TIM + *Gerando Falcões*: *Favela* Marte in SP state is the first *favela* fully connected with 5G



5G

(1) Normalized for the effects detailed in slide 2.

POSITIVE CONTRIBUTION OF ALL REVENUE LINES LED TO MID-TWENTIES GROWTH IN NET REVENUE

CLIENT GENERATED STRONGLY CONTRIBUTING TO NET REVENUES INCREASE

(R$ Mln; %YoY)



+24.4%
4,512
1,039
12
7
24
17
5,611
Mobile +25.8%
+8.4%
+12.9%
3Q21
Client Generated
Customer Platform
ITX and Others
Fixed
Products
3Q22

- Net Revenue growth of **18.5%** YoY in 9M22
- Mobile Service Revenue growth of **19.2%** YoY in 9M22

Client Generated

Strong growth driven by organic dynamics and acquired customers' revenues.

Customer Platform

Revenues driven by Digital Content and Security partnership.

TIM Live

Growing 12% YoY, with focus on FTTH migration.

Products

Driven by a better mix and a lower comparison base.

MOBILE: SOLID MOBILE PERFORMANCE DRIVEN BY BOTH SEGMENTS WITH A DIFFERENTIATED AND INNOVATIVE VALUE PROPOSITION

POSTPAID

SOLID GROWTH PACE
(Postpaid Net Revenue in R$ Mln; % YoY)



25.5%
2,561
3,213
3Q21
3Q22

Postpaid ARPU
R$ 36.0
(R$/mo)
(-6.1% YoY)

Performance drivers:

- 1H22 postpaid price-up positive net effects: (+) higher ticket (-) churn (-) retention discounts;
- Addition of 7 Mln clients from Oi, despite lower ARPUs;
- Rational competition, amid price changes due to ICMS tax reduction pass through to consumers.

PREPAID

PREPAID CONSISTENT PATH
(Prepaid Net Revenue in R$ Mln; % YoY)



31.2%
1,144
1,500
3Q21
3Q22

Prepaid ARPU
R$ 12.8
(R$/mo)
(-1.7% YoY)

Performance drivers:

- Governmental aid remains supporting consumption for prepaid customers;
- Addition of 9 Mln clients from Oi, despite lower ARPUs;
- Rational competition and positive trend in rechargers and spending, amid cannibalization from Giga bonus (ICMS tax reduction).

Leading the market with best service proposition



5G
COM A TIM, VOCÊ FICA CONECTADO ATÉ NAS ALTURAS.
LATAM
GOL

In an innovative partnership with Gol and LATAM, TIM became the first telco in Brazil to launch an offer of free wi-fi during flights for TIM Black customers.

Partnership with Amazon for Prepaid and Postpaid.



5G LAUNCH: COVERAGE ARRIVED AT ALL CAPITALS; TIM IS A LEADER IN KEY MARKETS

AHEAD OF THE COMPETITION IN COVERAGE: TARGETING DEPLOYMENT IN KEY REGIONS (RIO, SÃO PAULO AND CURITIBA) TO RIP THE BENEFITS FASTER


5G arrived in the 27 states capitals

Number of antennas in 3.5GHz network[1]

# of towers


2,902
1,433
993
TIM
P1
P2

SÃO PAULO, RIO AND CURITIBA REPRESENTS ~30% OF TIM'S BASE. MARKET SHARE IS ~5 p.p. HIGHER THAN THE TIM'S NATIONAL AVERAGE

AS PENETRATION OF 5G DEVICES ACCELERATES, 4G NETWORK IS UNBURDENED

56% of our sell-out in 3Q22 are of **5G devices, an increase of 17 p.p.** since 1Q22

5G

73% of TIM's portfolio is already composed by **5G devices**

70% of users **intend to change** their cell phones in the next 12 months[2]



TRAFFIC OFFLOADING AND CUSTOMER EXPERIENCE

10% **average of traffic offload to 5G** in major state capitals

20% **5G traffic** in Rock in Rio music festival


5G

+

5G network quality is improving NPS levels

2x **higher NPS of 5G customers** vs. other customers

(1) Source: Article "Brazil has almost 6k 5G antennas" by Valor Econômica, dated 10/14/2022; (2) Ericsson Report (link)

OI INTEGRATION STATUS ON TRACK: INITIATING CLIENT MIGRATION WHILE NETWORK INTEGRATION PROCEEDS AT A SOLID PACE

NETWORK INTEGRATION

100% — **Roaming Like:** TIM's network is available to acquired clients through roaming process → improved coverage for migrated clients.

100% — **Frequency Availability** (Oct/22): TIM sites were adjusted to use acquired spectrum from Oi → improved capacity for all clients.

42% — **Full Integration** (1Q23): Oi's network shutdown, with non-overlapped sites being added to TIM's grid → improved coverage and capacity for all clients.

CLIENTS MIGRATION

Oi Clients migration in waves, **started in August 2022, migrated already ~2,5 mln customers[1]:**

- ~ 2.3 mln from Prepaid
- ~ 0.2 mln from Postpaid

Full client base migration to TIM's systems until **April 2023.**

Customer base clean-up will start in 4Q22.

SITE DECOMMISSIONING

4.7k sites will be decommissioned until 2024, starting faster with 400 sites:

- In September, TIM consolidated the ERP systems and will start decommissioning 400 sites by the end of the year;
- In 2023, the process accelerates to reach close to 3k sites will be decommissioned.

CLOSING PRICE ADJUSTMENT

- The buyers request a total of R$ 3.2 bln in price adjustment;
- TIM Brasil alone is entitled to R$ 1.4 bln in price adjustment and R$ 0.2 bln in indemnities. TIM had withheld R$ 0.6 bln, to cover situations like this one;
- Following the process in the SPA, the buyers filed for an arbitration proceeding, while the seller took the matter to the judicial recovery court;
- The court determined the buyers to deposit R$ 1.5 bln in judicial escrow account.

(1) Until October, 10th

B2B: FOCUSING ON SELECTED VERTICALS TO OFFER COMPLETE IOT/TECH SOLUTIONS FOR BRAZIL'S INDUSTRY LEADERS

Promising vertical opportunities to be pursued by TIM in Brazil *(not exhaustive)*



AGRO

Connectivity as enabler to increase productivity

Hectares w/ LTE coverage



1.8x
6.5 Mln
12 Mln
3Q21
3Q22

Hectares w/ NB-IoT coverage



1.9x
13 Mln
24.6 Mln
3Q21
3Q22

New Clients: São Martinho, Santa Vitória, bp bunge bioenergia, Usina Santa Adélia



LOGISTICS

Fleet monitoring and management, connected ports

Km of highways connected with IoT projects



1.8x
6.3 k
11.6 k
3Q21
3Q22

New Clients: EcoRodovias, Brasil Terminal Portuário



UTILITIES

Solution for smart lighting, meter reading and distribution automation

Number of public smart lighting points sold



9x
5 k
47 k
3Q21
3Q22

New Client: Engie

TIM LIVE: A BETTER VALUE PROPOSITION FOR CUSTOMERS WITH FTTH, DRIVES OPERATIONAL IMPROVEMENTS AND GROWTH

TIM LIVE NET REVENUE DOUBLE-DIGIT GROWTH
(R$ Mln; %YoY)



12.2%
179
201
FTTC
FTTH
3Q21
3Q22

CUSTOMER BASE TRANSFORMATION ON TRACK
('000)



675
5.0%
708
FTTH
386
33.1%
514
FTTC
289
-32.7%
194
3Q21
3Q22

68% of the Customer Base in plans above 150 Mbps

SUSTAINING A PRIME POSITIONING, LEVERAGING ARPU

FTTH ARPU
R$ 97.7
(R$/mo)

VOLUNTARY CHURN PERFORMANCE IMPROVING EACH QUARTER
(%)



1Q22
2Q22
3Q22

1.5 p.p. reduction in voluntary churn rate 3Q22 vs. 1Q22

FOOTPTRINT EXPANSION WITH ASSET LIGHT MODEL

NEW

Launch of Campinas (Oct/22)

Ongoing deployment with I-Systems in strategic areas



ULTRA FIBRA
A MELHOR BANDA LARGA DO BRASIL
TIM

SUSTAINING EBITDA GROWTH FOR ANOTHER QUARTER WITH MARGIN IMPROVEMENT

COSTS TRENDS REFLECT A LARGER COMPANY AFTER M&A TRANSACTION, BUT DYNAMICS REMAIN UNDER CONTROL

(% over Net Revenue)



52.0%
51.9%
Other
Bad Debt
COGS
G&A
Personnel
Network & Interconnection
Selling & Marketing
1.3%
3.2%
3.8%
3.5%
6.4%
15.7%
18.0%
1.1%
3.1%
3.6%
4.0%
5.6%
15.9%
18.8%
3Q21
3Q22

Normalized[1] OPEX growth decelerated compared to 2Q22, +24.3% YoY in 3Q22

Normalized[1] OPEX ex-I-Systems growth was 20.9% YoY in 3Q22

Selling & Marketing and Network & Interconnection are the main lines impacted by **Oi's Acquisition**

TSA was R$ 72 mln in 3Q22

ANOTHER ROBUST EBITDA GROWTH

(Normalized[1] EBITDA in R$ Mln; %YoY)



28.2%
24.5%
2,167
2,697
2,777
3Q21
3Q22
3Q22
excluding
I-Systems effects

49.5% **Normalized[1] EBITDA Margin excluding I-Systems in 3Q22**

EBITDA growth is benefiting from the M&A and organic performance

(1) Normalized for the effects detailed in slide 2.

R$ 2 BLN OF DISTRIBUTION ON TRACK, DESPITE TEMPORARY IMPACTS COMING FROM OI ACQUISITION

IN 3Q22, NET INCOME IS STILL HIGHLY IMPACTED BY OI TOWERS AND LEASE COSTS

(Normalized[1] Net Income in R$ Mln; %YoY)



474
530
-476
-191
153
-16
473
3Q21
EBITDA
D&A
Net Financial Result
Taxes
Equity Investment
3Q22

D&A:

- Leasing of Oi's acquired sites - R$ 261 mln in 3Q22. This will be benefiting by decommissioning plan.
- Oi licenses amortizations – R$ 56 mln in 3Q22.

Financial Result:

- Leasing of Oi's acquired sites - R$ 97 mln in 3Q22. This will be benefiting by decommissioning plan.

Taxes:

- Accounting impacts in deferred assets related to Cozani's.
- IoC announcements of R$ 480 mln in 3Q22.

IoC of almost **R$ 1 bln** was already announced | Another **R$ 1 bln** to be announced/proposed in **4Q22** | More than **R$ 6 bln in distributable reserves**

(1) Normalized for the effects detailed in slide 2.

A HEALTHY FINANCIAL STRUCTURE DRIVEN BY A ROBUST OPERATIONAL CASH FLOW

OPERATIONAL CASH FLOWS LEVERAGED CASH POSITION

EBITDA[1] - Capex 9M22

+24.9% YoY Growth

25.2% % of Net Revenue



(Cash and Cash Equivalents in R$ Mln; %QoQ)
-54.1%
8,076
3,156
(6,662)
(1,271)
404
3,703
1Q22
Normalized EBITDA-Capex
OI Acquisition (includes TSA)
5G Spectrum Auction
Others + Working Capital
3Q22

HEALTY LEVEL OF NET FINANCIAL POSITION AND LEVERAGE, IMPACTED BY OI ACQUISITION

(Net Debt in R$ Mln)



+234.6%
4,338
14,516
3Q21
3Q22

Net Debt / EBITDA LTM		3Q21	3Q22
	Reported	0.50x	1.49x
	After Lease	-0.58x	0.30x

- Lease cash totaled ~R$ 2.1 bln in 9M22, of which ~R$ 0.4 bln refers to Oi sites.
- TIM deposited R$ 0.7 bln in October related to the Price Adjustment with Oi. **This deposit will not impact the leverage guidance, since it already considers the full payment.**

(1) Normalized for the effects detailed in slide 2.

HIGH-LEVEL EXECUTION PAVES THE WAY TO DELIVER OUR GUIDANCE



EBITDA double-digit growth in 9M22

+16.2% YoY


1 GIGA
DE VELOCIDADE
+

Net Service Revenue double-digit growth in 9M22

+18.4% YoY


5G

Focus on Oi integration to **deliver synergies**



Mobile Service Revenue driving the growth in 9M22

+19.2% YoY

